MANUALLY EXECUTED COPY

02046860

RECD S.E.C.
JUL 2 5 2002
1086

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of July 2002

P.E.
7/1/02

Lafarge

(Translation of registrant's name into English)

61, rue des Belles Feuilles
75116 Paris
France
(Address of principal executive offices)

PROCESSED
JUL 3 0 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

Enclosure:

A press release dated July 25, 2002 announcing Lafarge's sales for the first half of 2002 and Lafarge's sales volume.

PADOCS01/203439.2

LAFARGE

PRESS RELEASE

Euronext: LG, NYSE: LR

Paris, July 25, 2002

Lafarge first half 2002 sales

- **Sales up 29.1%, to €7,203 million, compared with €5,578 million in 2001, including scope of consolidation changes of €1,622 million**
- **Sales growth limited to 1.5%, excluding foreign exchange and scope of consolidation effects, due to a slight decline in June**
- **Cement division sales up 3.8%**
  Gypsum division sales up 9.3%

Sales growth is largely the result of the Group's scope of consolidation changes, particularly for the Cement division which posted a gross increase in sales of 58.2%.

Sales from former Blue Circle operations totalled €1,538 million.

The sales report for each division, excluding foreign exchange and scope of consolidation effects, is as follows:

CEMENT: up 3.8%

Cement sales rose 3.8% during the first half (+8.6% in the first quarter and +0.35% in the second).

The cement business was strong throughout Western Europe, with the notable exception of Germany where cement prices declined. Sales were flat in Central and Eastern Europe, although economic sluggishness continued in Poland.

Sales grew slightly by 0.4% in North America year-on-year. Although volumes were slightly down during the first half, prices were slightly higher.

There was significant cement sales growth elsewhere in the world.

AGGREGATES & CONCRETE: down 0.4%

Sales were 0.4% less than in the first half of 2001, with sales increasing 1.3% in the first quarter and declining 1.5% in the second.

Aggregates sales decreased 3.1%, mainly due to trends in the North American market. Sales volumes in the Canadian province of Ontario dropped significantly due to strikes that disrupted project tendering, and market conditions were weak in the Great Lakes region.

Concrete sales rose 2.1%, with strong growth in France and a decline in North America.

LAFARGE

ROOFING: down 4.6%

The slowdown in the sales decline in the second quarter (-2.2%) compared to the first quarter (-8%) resulted in a limited drop of the division sales of 4.6% for the first half. This relative improvement was mainly due to market conditions in Germany.

Roofing division sales were generally rising outside of Europe and particularly in Malaysia.

GYPSUM: up 9.3%

Gypsum sales increased by 9.3% (+6.7% in the first quarter and +12% in the second). This was the result of higher sales volumes and sales prices in North America, where the average price per thousand square feet during the first half was USD 95, compared with USD 65 in 2001. In Asia, sales grew significantly during the first half of the year.

Gypsum sales in Europe were flat in a mixed environment. A decline in Germany and Poland was offset with growth in France, Great Britain and Southern Europe.

SCOPE OF CONSOLIDATION EFFECT: UP 29.4% AMOUNTING TO €1,622 MILLION

Sales resulting from acquisitions amounted to €1,699 million, with divestitures reducing sales by €77 million.

Sales from former Blue Circle operations amounted to €1,538 million. Compared to the first half of last year, excluding foreign exchange and scope of consolidation effects, sales were globally flat with cement sales rising 2.7%.

FOREIGN EXCHANGE EFFECT: DOWN 1.8% AMOUNTING TO €77 MILLION

The foreign exchange effect was largely due to the decrease in the South African rand, the Brazilian real and the Canadian dollar.

CONSOLIDATED SALES AT JUNE 30, 2002

	June 30, 2002 in million €	**June 30, 2001** in million €	**Change**	**At constant scope and foreign exchange**
Cement	3,551	2,245	+58.2%	+3.8%
Aggregates & Concrete	2,218	1,952	+13.6%	-0.4%
Roofing	722	728	-0.7%	-4.6%
Gypsum	604	540	+11.8%	+9.3%
Other	108	113	-4.4%	-9.9%
TOTAL	**7,203**	**5,578**	**+29.1%**	**+1.5%**

World leader in building materials, Lafarge employs 83,000 people in 75 countries. Lafarge holds top-ranking positions in all four of its Divisions – Cement, Aggregates & Concrete, Roofing and Gypsum – and recorded sales of €13.7 billion in 2001. Complete information is available on www.lafarge.com

PRESS CONTACTS:
Denis Boulet: (+33) 1 4434 9414
denis.boulet@lafarge.com

Véronique Doux: (+33) 1 4434 1947
veronique.doux@lafarge.com

INVESTOR RELATIONS:
James Palmer: (+33) 1 4434 1126
james.palmer@lafarge.com

Danièle Daouphars: (+33) 1 4434 1151
daniele.daouphars@lafarge.com

LAFARGE
Sales volumes
by destination

(Volumes are prorated for the proportionaly consolidated companies)

Cement

(million t)	*2002H1*	*2001H1*	2002/2001
Group	**51.6**	**33.3**	**55.1%**
Western Europe	16.3	9.3	**75.5%**
Central and Eastern Europe	3.0	2.6	**18.0%**
Emerging Mediterranean	5.0	5.0	**-0.5%**
North America	8.0	5.5	**44.4%**
Latin-Central America & the Carribbean	3.3	2.6	**26.4%**
Asia	10.2	4.5	**125.4%**
Sub Saharan Africa	4.6	3.0	**52.6%**
Trading	1.2	0.8	**57.6%**

Aggregates

(million t)	*2002H1*	*2001H1*	2002/2001
Group	**87.7**	**85.3**	**2.9%**
Western Europe	36.1	38.1	**-5.2%**
North America	43.7	40.7	**7.2%**
Other countries	7.9	6.4	**22.8%**

Concrete

(million m3)	*2002H1*	*2001H1*	2002/2001
Group	**17.4**	**13.3**	**31.3%**
Western Europe	7.6	6.9	**9.8%**
North America	4.9	3.9	**24.4%**
Other countries	5.0	2.4	**104.1%**

Roofing products

(million m²)		*2002H1*	*2001H1*	2002/2001
Concrete Roof Tile				
	Europe	33.5	35.9	**-6.6%**
	North America	8.9	10.2	**-12.4%**
	Others	16.9	14.7	**14.8%**
Clay Roof Tile				
	Europe	11.4	12.2	**-7.0%**
	Asia	0.4	0.0	-
Chimneys (kms)		1 278	1 302	**-1.8%**

LAFARGE

Sales volumes (including 2001 BCI volumes (management account data)) by destination

(Volumes are prorated for the proportionaly consolidated companies)

Cement

(million t)	*2002H1*	*2001H1*	2002/2001
Group	51.6	50.6	1.9%
Western Europe	16.3	15.9	2.7%
Central and Eastern Europe	3.0	2.7	9.6%
Emerging Mediterranean	5.0	5.4	-8.8%
North America	8.0	8.2	-3.4%
Latin-Central America & the Carribbean	3.3	3.2	0.6%
Asia	10.2	9.0	13.1%
Sub Saharan Africa	4.6	4.2	9.0%
Trading	1.2	1.8	-30.5%

Aggregates

(million t)	*2002H1*	*2001H1*	2002/2001
Group	87.7	92.3	-5.0%
Western Europe	36.1	38.2	-5.4%
North America	43.7	46.5	-6.0%
Other countries	7.9	7.7	3.2%

Concrete

(million m3)	*2002H1*	*2001H1*	2002/2001
Group	17.4	17.5	-0.4%
Western Europe	7.6	7.7	-0.7%
North America	4.9	5.3	-7.6%
Other countries	5.0	4.6	8.2%

Roofing products

(million m²)	*2002H1*	*2001H1*	2002/2001
Concrete Roof Tile			
Europe	33.5	35.9	-6.6%
North America	8.9	10.2	-12.4%
Others	16.9	14.7	14.8%
Clay Roof Tile			
Europe	11.4	12.2	-7.0%
Asia	0.4	0.0	-
Chimneys (kms)	1278.0	1302.0	-1.8%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Lafarge has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2002

Lafarge (Registrant)

By: [signature]

Name: Jean-Pierre Cloiseau

Title: Senior Vice President, Finance